Exhibit 99.1

May 3, 2016

INVESTOR

NEWS

First quarter 2016

Fresenius Medical Care reports strong start to the year 2016

•                  Group revenue increased +6%, strong net income growth of +9%

•                  North America: revenue +10%, significant increase of operating income (EBIT) +28%

•                  Segments outside North America strongly influenced by currency

•                  Care Coordination with strong organic growth of +17%

•                  First quarter performance in line to achieve full year guidance

First quarter 2016 key figures:

Net revenue	$4,205 million	+6%
Operating income (EBIT)	$540 million	+7%
Net income[1]	$228 million	+9%
Basic earnings per share	$0.75	+8%

Rice Powell, Chief Executive Officer of Fresenius Medical Care stated: “We had a strong start to the year. Our core dialysis service and products business showed a very strong underlying growth globally. While our businesses outside the United States were largely influenced by currency, the North American market delivered a very satisfying result. In addition, Care Coordination continues to show strong topline growth. We are investing in our future growth in this area, but also expect the profitability to improve again in the course of the year. We are on track to achieve our full year guidance for 2016.”

Revenue & Earnings

Net revenue for the company improved by 6% and reached $4,205 million (+9% at constant currency), largely driven by strong Net Health Care revenue growth of +10% in North America. Net Health Care revenue contributed a 7% increase to $3,414 million, while product revenue grew 2% (6% at constant currency) to $791 million. Solid organic growth rates of 7% for Net Health Care as well as for the products business demonstrated a solid business performance. The development was primarily driven by higher revenue per treatment and more dialysis days.

Total operating income (EBIT) increased by 7% to $540 million (margin of 12.8%). This increase was driven by lower costs for Health Care supplies, a favorable impact from higher volume with commercial payors and further efficiency gains partially offset by higher personnel expense related to dialysis services in the North America segment, unfavourable foreign exchange effects in all segments outside North America as well as higher legal and consulting expenses.

1  attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the first quarter of 2016 was $228 million, a strong increase of 9% compared to $210 million of last year’s first quarter. Based on a number of approximately 305.3 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) for the first three months 2016 amounted to $0.75, compared to $0.69 for the first quarter of 2015.

Segment development

North America revenue increased by 10% to $3,044 million (72% of total revenue). Dialysis business grew by 8%, Care Coordination increased by 20%. The continued progress in Care Coordination was driven by organic growth of +17% and reached $522 million in revenues. Dialysis growth was positively influenced by a higher volume  with commercial payors, two more dialysis days and increased product sales (especially machines and dialyzers).

The substantially improved dialysis operating income margin of 16.9% (+300 basis points compared to Q1 2015) was due to lower costs from Health Care supplies, a favourable impact from commercial payors as well as decreased legal expenses. Total operating income (EBIT) for the quarter under review was $436 million, an impressive increase of 28%. Total operating income margin improved to 14.3%.

EMEA revenue increased by 5% to $631 million at constant currency. Positive business movements from an increase in dialysis treatments were offset by the negative currency impact, especially due to the strong US Dollar. Also product revenue came in with a 5% plus at constant currency ($330 million) due to increased sales of bloodlines, products for acute care treatments and hemodialysis solutions and concentrates. Operating income of $130 million in Q1 2016 was negatively impacted mainly due to the weakening of various local currencies.

Asia Pacific grew by 10% at constant currency to $374 million. The region recorded $168 million in Net Health Care revenue, based on an increase of 6% in dialysis treatments. With a growth of +16% at constant currency to $206 million, the product business showed a very strong sales performance in dialysers, bloodlines, machines and peritoneal dialysis products. Operating income decreased to $65 million (-23%) and was impacted by unfavorable foreign exchange effects, increased costs related to further sales development, and costs associated with changes in the Management Board.

Latin America delivered revenue of $153 million, an improvement of 5% at constant currency (-23% on a reported basis). In addition to the negative currency impact, the business was mainly influenced by clinics sold in Venezuela in 2015. Dialysis treatments decreased accordingly by 6%. Product revenue decreased by 4% at constant currency to $40 million. Operating income was at $11 million, compared to $18 million in Q1 2015. Operating income margin decreased to 7.1% in Q1 2016 from 9.0% in Q1 2015 mainly due to higher costs related to inflation, unfavorable foreign exchange effects and an unfavorable impact from manufacturing production costs, partially offset by the impact from prior year lower margin dialysis service business in Venezuela which was subsequently divested in the third quarter of 2015.

Net interest expense in Q1 2016 was $105 million compared to $102 million in the first quarter of 2015. The slight increase is based on a lower interest income as a result of the repayment of interest bearing notes receivables. Income tax expense was $138 million for the first quarter of 2016, which translates into an effective tax rate of 31.8%, substantially lower than in Q1 2015 (34.3%). This was primarily driven by increased tax free income attributable to noncontrolling interest in the US and lower tax rates in other jurisdictions.

Cash flow

In the first quarter of 2016, the company generated $180 million in net cash provided by operating activities, representing 4% of revenue, compared to $447 million in last year’s Q1. The lower level was driven by an adjustment in invoicing within the quarter and the timing of cash payroll payments in the US. The number for DSO (days sales outstanding) increased accordingly to 74 days (71 days in Q1 2015).These timing effects will have no meaningful impact on the full year 2016.

Employees

As of March 31, 2016, Fresenius Medical Care had 104,687 employees (full-time equivalents) worldwide, compared to 101,543 employees at the end of March 2015. This increase was mainly attributable to our continued organic growth.

Outlook 2016 confirmed

Based on the positive Q1 business development, Fresenius Medical Care confirms its full year outlook 2016. The company expects a currency-adjusted revenue growth between +7% and +10% for 2016. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by +15% to +20% over the previous year.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter 2016 on Tuesday, May 3, 2016 at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate excel- and PDF-files for a complete overview of the results for the first quarter 2016.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.8 million individuals worldwide. Through its network of 3,432 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 294,043 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended March 31
in US$ million, except share data, unaudited	2016	2015	Change

Health Care revenue	3,525	3,289	7.2%
Less: patient service bad debt provision	111	107	3.7%
Net Health Care revenue	3,414	3,182	7.3%
Dialysis products revenue	791	778	1.7%
Total net revenue	4,205	3,960	6.2%

Costs of revenue	2,887	2,776	4.0%
Gross profit	1,318	1,184	11.3%
Selling, general and administrative	760	655	15.8%
Research and development	37	31	21.1%
Income from equity method investees	(19)	(6)	199.3%
Operating income (EBIT)	540	504	7.1%

Interest income	(11)	(60)	-81.5%
Interest expense	116	162	-28.2%
Interest expense, net	105	102	3.1%
Income before taxes	435	402	8.1%
Income tax expense	138	138	0.3%
Net income	297	264	12.2%
Less: Net income attributable to noncontrolling interests	69	54	25.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	228	210	8.8%

Operating income (EBIT)	540	504	7.1%
Depreciation and amortization	182	176	3.4%
EBITDA	722	680	6.1%
EBITDA margin	17.2%	17.2%

Weighted average number of shares	305,325,185	303,683,075

Basic earnings per share	0.75 €	0.69 €	8.2%
Basic earnings per ADS	0.37 €	0.35 €	8.2%

In percent of revenue
Costs of revenue	68.7%	70.1%
Gross profit	31.3%	29.9%
Operating income (EBIT)	12.8%	12.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	5.4%	5.3%

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.freseniusmedicalcare.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

Published by

Fresenius Medical Care AG & Co. KGaA

Investor Relations

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